LifeWatch Corp.

1351A Abbott Court

Buffalo Grove, Illinois 60089

(877) 774-9846

March 19, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F. Street NW

Washington, D.C. 20549

Attn: Mr. Sebastian Gomez Abero

Re:    LifeWatch Corp. - Registration Statement on Form S-1

(File No. 333-139307)

Dear Mr. Abero:

Pursuant to Rule 477(a) and (b) of the Securities Act of 1933, as amended, we hereby request that the Commission consent to the withdrawal of the Registration Statement on Form S-1 of LifeWatch Corp. (Registration No. 333-139307), together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date hereof or as soon thereafter as practicable. The Registration Statement was originally filed with the Commission on December 13, 2006 and last amended on May 10, 2007.

We have determined not to pursue the initial public offering to which the Registration Statement relates because our board of directors has, since our last amended filing, decided that pursuing the initial public offering at this time is not in the best interests of our Company.  We confirm that the Registration Statement has not yet been declared effective by the Commission and further confirm that no securities have been sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, please contact the undersigned or our outside counsel, Yuval Tal of Proskauer Rose LLP at 212-969-3018.

Very truly yours,

/s/ ROGER RICHARDSON

Roger Richardson

President